STROOCK & STROOCK & LAVAN LLP

180 Maiden Lane

New York, New York 10038

April 22, 2014

Via EDGAR

Ms. Angie Kim

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Logistics LP
Amendment No. 1 to Registration Statement on Form S-1
Filed April 3, 2014
File No. 333-195024

Dear Ms. Kim:

On behalf of our client, PBF Logistics LP (the “Partnership,” “we,” “us” or “our”), the Partnership is filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”).

Amendment No. 1 is being filed (a) to provide updated disclosure regarding the terms of the Partnership’s material contracts, (b) to respond to comment #10 from the staff of the Division of Corporation Finance (the “Staff”) in its letter to the Partnership dated August 29, 2013 requesting that the Partnership elaborate and describe those covenants that may limit the Partnership’s ability to make cash distributions (see updated disclosure on pages 95-96 of Amendment No. 1), (c) to provide additional disclosure regarding the Partnership’s capital expenditures as requested telephonically by the Staff (see page 71 of Amendment No. 1), and (d) to make certain other updates to the disclosure. In addition, Amendment No. 1 includes Exhibits 3.2, 3.4 (replaced in its entirety from the prior filing), 10.1-10.11 and 23.1-23.7.

Securities and Exchange Commission

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson

cc:	H. Roger Schwall (Securities and Exchange Commission)

Jeffrey Dill, Esq. (PBF Logistics LP)

Michael J. Swidler, Esq. (Vinson & Elkins L.L.P.)

Douglas Horowitz, Esq. (Cahill Gordon & Reindel LLP)